811-06463
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 23, 2007

RECD S.E.C.
MAR 2 8 2007
1086

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

07047734

S:\sm\litigation\Boyce v IFG and AIM\Corr\L-032307SEC.doc
032307 (1) vtn

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Plaintiffs' Memorandum of Law in Opposition to Defendants' Motion to Dismiss Plaintiffs' Third Derivative Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Kimberly Garber, SEC – Fort Worth
Mr. Sandra Gonzalez, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

PLAINTIFFS' MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' THIRD DERIVATIVE CONSOLIDATED AMENDED COMPLAINT

SUSMAN GODFREY L.L.P.
Stephen D. Susman
Carolyn P. Courville
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666

MILBERG WEISS & BERSHAD LLP
Jerome M. Congress
Janine L. Pollack
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

Counsel for Plaintiffs

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page

FEDERAL CASES

FEDERAL STATUTES

PRELIMINARY STATEMENT

This is a derivative action brought on behalf of the AIM mutual funds held by Plaintiffs (the "Funds")[1] arising from the payment of excessive fees to Defendants.[2] The Third Derivative Consolidated Amended Complaint ("TAC") alleges that Defendants are liable under § 36(b) of the Investment Company Act of 1940 ("§ 36(b)") because, during the relevant period commencing one year prior to the initiation of Plaintiffs' § 36(b) claim, the advisory and other fees received by Defendants and their affiliates were disproportionate to the value of the services provided and not within the bounds of what would have been negotiated in an arm's-length transaction. This Court dismissed Plaintiffs' Second Consolidated Amended Complaint ("SAC") on September 29, 2006, with leave to replead the § 36(b) claim derivatively. *See Boyce v. AIM Mgmt. Group, Inc.*, Civil Action No. H-04-2587, 2006 U.S. Dist. LEXIS 71062 (S.D. Tex. Sept. 29, 2006).

In the TAC, Plaintiffs allege a derivative § 36(b) claim with specific facts demonstrating the disproportionately high nature of Defendants' fees. The TAC, like the SAC before it, alleges that one of the primary contributors to Defendants' receipt of excessive fees was Defendants' participation in revenue sharing programs with brokers. The TAC alleges how Defendants charged and received excessive fees to finance payments to brokers from Fund assets to satisfy pre-arranged agreements with these brokers whereby they agreed to push investors into the Funds. ¶¶63-90.[3] Defendants used several different methods to satisfy their revenue sharing obligations, each of which resulted in Defendants receiving, and the Funds, paying excessive fees, including: (a) making cash (hard dollar) revenue sharing payments to the brokers which were then reimbursed, either directly or indirectly, out of the Funds' assets through the inflation of fees paid

[1] The Funds held by Plaintiffs are the Aim Basic Value Fund, AIM Leisure Fund, AIM Large Cap Growth Fund, AIM Technology Fund, AIM Constellation Fund, AIM Financial Services Fund, and AIM Basic Balanced Fund.

[2] AIM Management Group, Inc. is no longer a Defendant in this action. Plaintiffs can amend the caption to reflect this fact if the Court so requires. *See* D. Br. at 1 n.1.

[3] Paragraphs of the TAC are cited as "¶__" or "TAC¶____."

to Defendants and their affiliates (¶¶63-79); (b) directing Fund portfolio brokerage to the brokerage firms (¶¶80-84); and (c) paying excessive commissions to the brokers under the guise of "soft dollars." ¶¶85-90. These activities caused the Funds and thus Defendants' asset-based fees to increase. Defendants' failure to reduce their fees to reflect the fall-out benefits they received as a result of their using Fund assets instead of their own assets to pay for their revenue sharing obligations also allowed Defendants to collect excessive fees from the Funds.

While the growth in fund assets from revenue sharing programs should result in economies of scale savings to the Funds, Plaintiffs allege that Defendants received excessive fees by failing to pass on such savings to the Funds. ¶¶35-56. Instead, Defendants kept the windfall for themselves. In addition to these allegations regarding economies of scale and fall-out benefits, the TAC alleges specific facts which further demonstrate and confirm the disproportionately high nature of Defendants' fees, such as: (a) Defendants had significant profits during the relevant period (*e.g.*, ¶¶30, 32-34, Ex. A); (b) the Funds' fees were substantially higher than those of comparable funds (*e.g.*, ¶¶40, 47, 59-62); (c) there was a disproportionate level of Defendants' advisory fees in relation to the quality of Defendants' services (*e.g.*, ¶¶57-58); (d) Defendants charged 12b-1 fees which did not benefit the Funds and which were higher than those charged by comparable funds (*e.g.*, ¶¶91-97); and (e) the Fund Directors failed to protect the Funds against Defendants' charging of excessive fees, *i.e.*, they failed to act independently and conscientiously. E.*g.*, ¶¶98-124. These facts support a § 36(b) claim.

Hunt v. Invesco Funds Group, Inc., Civil Action No. H-04-02555, 2006 U.S. Dist. LEXIS 40944, at *15 (S. D. Tex. June 5, 2006) governs here. In *Hunt*, this Court upheld a § 36(b) claim with similar allegations to the ones in this case, including allegations of failures to pass on economies of scale, comparisons of the funds at issue with comparable funds, fall-out benefits received by the defendants, the defendants' profitability, and the directors' failure to exercise care and conscientiousness in approving fees. *Hunt*, 2006 U.S. Dist. LEXIS 40944, at *9-16. This Court should uphold similar allegations in this case, as have numerous other courts.

Moving to dismiss the TAC, Defendants make three meritless arguments. First, Defendants argue that the copious details and precise analysis provided in the TAC still are not enough to satisfy the standards for pleading claims under § 36(b). However, there is nothing in Fifth Circuit case law or Fed. R. Civ. P. 8(a) ("Rule 8") that requires at the pleading stage the degree of proof that Defendants' suggest. Indeed, imposing the Herculean pleading requirements urged by Defendants on this motion, prior to any discovery, would not only be contrary to Rule 8 and recent case law but would insulate all investment advisers, distributors and their affiliates from any liability under § 36(b) and be entirely inconsistent with the strong policy of investor protection that motivated Congress to adopt § 36(b).

Second, Defendants argue that since the TAC does not "relate back" to the prior complaint under Fed. R. Civ. P. 15(c) ("Rule 15(c)"), Plaintiffs' § 36(b) claim begins on December 7, 2005-- one year prior to the filing of the TAC. Defendants are wrong. The clear language of the statute governs the § 36(b) damages period, not the principles of relation back. The clear language of § 36(b) and recent case law confirm that the § 36(b) damages period commences one year before the filing of the original complaint in which the § 36(b) claim was asserted (*i.e.*, July 1, 2003). Moreover, even if the principles of relation back applied, the TAC would easily relate back because it is based on the same conduct, transaction or occurrence as the prior complaints.

Third, Defendants argue that the Court erred in granting Plaintiffs leave to amend their § 36(b) claim in its September 29, 2006 decision. According to Defendants, because the Court held that one of the claims dismissed by the Court's prior opinion was preempted by the Securities Litigation Uniform Standards Act ("SLUSA"), all other claims in the case, including valid federal statutory claims properly filed in federal court, also had to be dismissed without leave to amend.

Defendants' argument has been rejected by the United States Supreme Court (in January 2007), and myriad other courts. It should be rejected here, too.

ARGUMENT

I. LEGAL STANDARDS: RULE 8 NOTICE PLEADING GOVERNS § 36(B) CLAIMS

Rule 8 only requires "'a short and plain statement of the claim' that will give the defendant fair notice of what the plaintiff's claim is and the grounds upon which it rests." *Leatherman v. Tarrant County Narcotics Intelligence & Coordination Unit*, 507 U.S. 163, 168 (1993) (quoting *Conley v. Gibson*, 355 U.S. 41, 47 (1957)). Defendants cite to three appellate decisions, none of which governs here, and none of which requires more than Rule 8 pleading for a § 36(b) claim. Moreover, none of these cases alters the established principle that on a motion to dismiss under Fed. R. Civ. P. 12(b)(6), a court must "accept the complaint's well-pleaded facts as true and view them in the light most favorable to the plaintiff." *Johnson v. Johnson*, 385 F.3d 503, 529 (5th Cir. 2004). Courts should only grant a motion to dismiss if "it appears certain that the plaintiff cannot prove any set of facts in support of his claim that would entitle him to relief." *Leffall v. Dallas Indep. Sch. Dist.*, 28 F.3d 521, 524 (5th Cir. 1994). Here, Plaintiffs have adequately alleged sufficient facts to satisfy Rule 8 regarding the seven Funds named in the § 36(b) claim.

II. PLAINTIFFS HAVE PROPERLY ALLEGED A VIOLATION OF § 36(b)

Plaintiffs' detailed allegations of a disproportionate relationship between the fees paid to Defendants and the value of services rendered more than satisfies Rule 8 and the *Gartenberg* factors courts typically consider in determining whether the fees at issue were excessive under § 36(b). *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923 (2d Cir. 1982); *Hunt*, 2006 U.S. Dist. LEXIS 40944.

A. Plaintiffs Plead Sufficient Facts Demonstrating That Defendants Failed to Share Economies of Scale

Defendants argue that courts have rejected the types of economies of scale allegations Plaintiffs make here and that some of the facts in Plaintiffs' complaint do not support their economies of scale allegations. To the contrary, this Court, among others, has held that these very allegations support a § 36(b) claim.

As previously explained, Defendants charged and received excessive fees to fund their revenue sharing programs which resulted in an increase in the Funds' assets. While this increase in Fund assets resulted in economies of scale for the Funds, the TAC contains numerous allegations showing that Defendants failed to pass these economies of scale to the Funds or their investors. In fact, the services provided by Defendants remained the same despite the massive growth in the Funds' assets (¶¶36-39). According to the TAC, Defendants' failure to pass on economies of sale is evidenced by the facts that: (1) the expense ratios of most of the Funds either increased, stayed virtually the same, or decreased in a disproportionately small amount as the Funds' assets grew, instead of decreasing in a significant enough way to pass economies of scale to investors (*e.g.*, ¶¶40-46);[4] (2) similar-sized funds with the same objective were charging considerably less (*e.g.*, ¶47);[5] (3) correlations between each of the Funds' performance indicate that Defendants kept their research costs down by sharing the same research across the Funds (*e.g.*, ¶¶48-49, Ex. B) but failed to pass such cost savings to investors in the Funds; and (4) the breakpoints in the advisory agreements were illusory because the assets under management either

---

[4] For example, as the AIM Technology Fund's assets grew over 104% from $1.593 billion to $3.250 billion between March 2003 and March 2004, its Class A expense ratio ***increased*** over 2% from 1.47% to 1.50% during that same period. ¶43.

[5] For example, the AIM Basic Balanced Fund's fees exceeded the average fees paid by a benchmark of funds by 83 basis points. This benchmark consisted of ***same***-sized funds with the ***same*** strategic objective. The benchmark shows that funds with similar size and similar objectives, and therefore requiring similar services and creating similar economies of scale for their advisers, were charged significantly less. ¶47.

greatly exceed the last breakpoint or have not reached the first one and thus they failed to pass economies of scale to the Funds (*e.g.*, ¶¶51-56).[6]

This Court has squarely held that such allegations of a failure to pass economies of scale to the Funds and their investors state a claim under § 36(b). *See Hunt*, 2006 U.S. Dist. LEXIS 40944, at *8-9. Numerous other courts have agreed. *See, e.g.*, *Siemers v. Wells Fargo*, No. C 05-04518 WHA, 2006 U.S. Dist. LEXIS 60858, at *47-49, 54-55 (N.D. Cal. Aug. 14, 2006); *Strigliabotti v. Franklin Res., Inc.*, No. No 04-cv-0083, 2005 U.S. Dist. LEXIS 9625, at *12 (N.D. Cal. Mar. 7, 2005); *see also Forsythe v. Sun Life Fin., Inc.*, 417 F. Supp. 2d 100, 116 (D. Mass. 2006); *Gallus v. Am. Express Fin. Corp.*, 370 F. Supp. 2d 862, 866-67 (D. Minn. 2005).

Defendants argue that, at the pleading stage, courts have rejected the idea that economies of scale accompany an increase in fund assets. D. Br. at 12-13. Defendants first cite *In re Goldman Sachs Mut. Funds Fee Litig.*, No. 04-cv-2567, 2006 U.S. Dist. LEXIS 1542 (S.D.N.Y. Jan. 13, 2006), which relied exclusively on *Kalish v. Franklin Advisers, Inc.*, 742 F. Supp. 1222 (S.D.N.Y. 1990), a case Defendants also cite. *Kalish*, however, set forth "findings of fact and conclusions of law" regarding the plaintiffs' economies of scale allegations in that case after considering the evidence presented by the parties ***at trial***. *Kalish*, 742 F. Supp. at 1224. At the pleading stage, plaintiffs are not required to prove that their allegations are true but are simply required to provide Defendants with notice of the claims under Rule 8 and are entitled to have the court accept all of the well-pleaded factual allegations as true. *See, e.g.*, *Johnson*, 385 F.3d at 529. Defendants' and the *Goldman* court's reliance on *Kalish* is therefore misplaced. Other courts have

[6] For example, AIM Basic Value Fund's last breakpoint was at $1.5 billion but this fund has not had assets under $1.5 billion since 2000. From 2003 to 2004, this Fund had from $6.4 billion to $7.2 billion in assets under management, which means that close to $5 billion in additional dollars were managed by Defendants without any economies of scale being passed to investors. ¶53.

rejected such misplaced reliance. *See, e.g., Wells Fargo*, 2006 U.S. Dist. LEXIS 60858, at *47-49, 54-55.

Defendants also cite *Amron v. Morgan Stanley Inv. Advisers, Inc.*, 464 F.3d 338 (2d Cir. 2006) and *In re Morgan Stanley and Van Kampen Mut. Funds Sec. Litig*, No. 03-CV-8208, 2006 U.S. Dist. LEXIS 20758 (S.D.N.Y. Apr. 14, 2006). D. Br. at 12-13. The plaintiffs in *Morgan Stanley*, unlike Plaintiffs in this case, alleged that the Defendants did not pass on any economies of scale but did not include any facts supporting their allegations, as Plaintiffs do here. 2006 U.S. Dist. LEXIS 20758, at *47. *Amron* recognized that, at the pleading stage, plaintiffs are not required to prove that their allegations are true but are simply required to make some allegations "regarding the costs of performing fund transactions or the relationship between such costs and the number of transactions performed." 464 F.3d at 345. The detailed allegations of the TAC satisfy this test, as demonstrated above.

Defendants argue that because the expense ratios of a few of the Funds remained constant or decreased, Plaintiffs' allegations of failure to pass economies of scale cannot be true. D. Br. at 13.[7] This argument fails. First, as noted above, for those expense ratios that stayed constant or decreased slightly, Plaintiffs allege they should have decreased considerably more given the massive increase in assets. Thus, Plaintiffs properly allege that economies of scale were not meaningfully shared with investors. This factual question cannot be decided by a motion to dismiss. Moreover, given that all of the decreases in the Funds' expense ratios cited by the Defendants were minimal especially when compared to the amount the Funds' net assets increased,[8] and those expense ratios that remained unchanged when the net assets increased should

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[7] Defendants also cite an SEC study which states that one way for funds to share in economies of scale is that the adviser could provide additional services yet the TAC alleges that they did not. *See, e.g.*, ¶¶2, 3, 5, 90, 97, 107.

[8] Between December 2001 and December 2004, the AIM Basic Value Fund's assets increased from $4.171 billion to $7.280 billion, ***an increase of over 74%***. Over this same period, the fund's expense ratio for Class A shares ***remained***

(Cont'd)

have been decreasing, expert analysis clearly will be required by the trier of fact and these allegations cannot be dismissed at the pleading stage.

Second, the inquiry under § 36(b) for this *Gartenberg* factor is not so limited as Defendants wrongly suggest. There are myriad ways to allege that economies of scale are not being passed to investors. The TAC examines each Fund individually and shows for each Fund -- using various trends and analyses -- that Defendants are not passing economies of scale. Courts have accepted various methods of showing this factor, including the ones Plaintiffs use in the TAC. *See, e.g., Gallus,* 370 F. Supp. 2d at 865, 867 (upholding allegations of increases of assets accompanied by increases in the expense ratio); *Wicks v. Putnam Inv. Mgmt., LLC,* No. 04-CV-10988, 2005 U.S. Dist. LEXIS 4892, at *3, 12 (D. Mass. Mar. 28, 2005) (upholding allegations comparing increases in assets to the size of the defendants' fees); *Sins v. Janus Capital Mgmt., LLC,* 04-cv-1647, 2006 U.S. Dist. LEXIS 90673, at *11 (D. Colo. Dec. 15, 2006) (upholding allegations that there was an increase in assets unaccompanied by breakpoints); *Krantz v. Fidelity Mgmt. & Research, Co.*, 98 F. Supp. 2d 150, 153, 159 (D. Mass. 2006) (upholding economies of scale allegations examining the total revenues of defendants as a percentage of assets under management). The totality of Plaintiffs' economies of scale allegations for each Fund, though they may differ from Fund to Fund, amply plead this factor.

B. Plaintiffs Adequately Plead How the Nature and Quality of Defendants' Services Did Not Justify Their Excessive Fees

Defendants argue that since Plaintiffs' allegations focus only on the Funds' performance, they do not demonstrate enough about the other services provided and therefore do not make

virtually unchanged, decreasing from 1.30% in 2001 to 1.29%. ¶40. Given this Funds' massive asset growth, the expense ratio should have also been substantially decreasing. Similarly, between October 2001 and October 2004, the AIM Large Cap Growth Fund's assets ***increased over 117%*** from $341 million to $741 million but the fund's expense ratio for Class A shares ***decreased by less than 2%*** from 1.57% in 2001 to 1.54% in 2004. ¶42. Between October 2002 and April 2006, the AIM Constellation Fund's assets ***increased over 18%*** from $7.712 billion to $9.121 billion while the fund's expense ratio for Class A shares ***decreased only by 2.38%*** from 1.26% in 2002 to 1.23% in 2006. ¶44. It is a question of fact as to whether economies of scale were passed on to the Funds and their investors.

sufficient allegations of the "nature and quality" of the services. D. Br. at 9. To the contrary, courts have held that "the most significant indication of the quality of an investment adviser's services ***is the fund's performance*** relative to other funds of the same kind." *Kalish*, 742 F. Supp. at 1229 (*citing Krinsk v. Fund Asset Management*, 875 F.2d 404, 409 (2d Cir. 1989)) (emphasis added); *see also Krantz,* 98 F. Supp. 2d at 158-59 (upholding § 36(b) claim which included "nature and quality" allegations concerning the fund's underperformance).

Plaintiffs have more than adequately pled detailed allegations demonstrating that the nature and quality of the services provided did not justify the Funds' excessive fees because such services resulted in sub-par performance by the Funds. *See* ¶¶57-58.[9] Plaintiffs have supported these allegations with specific data demonstrating that when the Funds' performance is analyzed net of expenses and sales loads, it is inferior to what investors would have received had they invested in benchmarks of comparable load and no-load funds net of expenses and loads. *Id.*[10]

Defendants' citation to *Migdal v. Rowe Price-Fleming International*, 248 F.3d 321 (4th Cir. 2001) and *Amron*, 464 F.3d at 344 (which relies exclusively on *Migdal*) is misplaced. D. Br. at 9, n.8. In *Migdal*, the court held that "allegations of underperformance ***alone*** are insufficient to prove that an investment adviser's fees are excessive." 248 F.3d at 327 (emphasis added). In *Migdal,* unlike here, almost all of the plaintiffs' allegations concerned the funds' performance,

---

[9] Defendants point out that the performance of the AIM Basic Value Fund was better than comparable funds under Plaintiffs' analysis. D. Br. at 9 n.7. While this may be true, performance of this fund is but one factor in the determination of the excessiveness of its fee. As explained *infra*, this fund's fees were excessive for several reasons, including that: (1) its expense ratio is 69 basis points higher than comparable funds (¶60); (2) its fees were higher than sub-advisory fee rates for which an affiliate of Defendants serves as a sub-adviser (¶62); (3) since its last breakpoint was at $1.5 billion but this fund has not had assets under $1.5 billion since 2000, close to $5 billion in additional dollars were managed by Defendants without any economies of scale being passed to the Funds and their investors (¶53); and (4) its 12b-1 fees were 36 basis points higher than comparable funds (¶96). Moreover, as this Court recognized, the numerous other allegations of profitability, fall-out benefits received, and lack of conscientiousness of the Directors further factor in to the excessiveness of the fees charged to all of the Funds. *Hunt*, 2006 U.S. Dist. LEXIS 40944, at *15-16.

[10] Given that all of Plaintiffs' data is based on fund performance ***net*** of expenses and/or sales loads (which means it is also net of fees), Defendants' argument that Plaintiffs' data does not address the fees paid by comparable funds has no merit. *See* D. Br. at 9.

leading the court to rule that such allegations alone were insufficient. More importantly, *Migdal* specifically recognized that allegations regarding the failure to pass along economies of scale would demonstrate a relationship between fees and services and suggested that the plaintiffs might have had a viable case had they made allegations concerning economies of scale. *Migdal,* 248 F. 3d at 326-27. Here, Plaintiffs have asserted the very economies of scale allegations that *Midgal* recognized would support a § 36(b) claim, as described in Section II(A), *supra*. *See, e.g.*, ¶¶35-56.[11]

C. Plaintiffs Adequately Plead Defendants' Profitability

Defendants argue that, under two cases which do not govern this Court, Plaintiffs have not alleged Defendants' profitability under *Gartenberg*. D. Br. at 9-11 (*citing Amron*, 464 F.3d 338, *Migdal v. Rowe Price-Fleming Int'l*, No. 98-cv-2162, 2000 WL 350400 (D. Md. Mar. 20, 2000), *aff'd*, 248 F. 3d 321 (4th Cir. 2001)). Defendants misstate what is required to satisfy Rule 8 pleading standards for this factor. Profitability is sufficiently alleged.

As this Court has held, allegations that funds were enormously profitable to Defendants given that the funds' assets under management and fees increased "strengthen Plaintiffs' showing of a disproportionate relationship between the fees Defendants charged to the funds that they advised and the services Defendants provided to the funds." *Hunt*, 2006 U.S. Dist. LEXIS 40944, at *15. In this case, Plaintiffs allege that: (1) Defendants' main source of revenue is derived from investment adviser, administration, distribution and service fees (¶33); (2) Defendants' assets under management increased 29% from 1999 to 2005, which means that the dollar amounts of Defendants' asset-based advisory and other fees also significantly increased (*id.*); (3) the total

[11] In *Amron*, as in *Migdal*, the § 36(b) claims in the complaints at issue relied almost exclusively on allegations of underperformance, which the court in *Migdal* held was insufficient to plead a § 36(b) claim. Unlike in *Amron* and *Migdal*, the TAC contains allegations regarding all six of the *Gartenberg* factors. Moreover, *Amron* had dismissed one of the complaints because it had failed to compare the performance of the fund at issue to comparable funds (*Amron*, 464 F.3d at 344), while Plaintiffs here allege that their Funds' performance was appreciably worse than comparable funds. *See* ¶¶57-58.

amount of advisory and distribution fees Defendants charged to the funds increased between 2003 and 2004 (¶30, Ex. A); and (4) revenue of the Investment Adviser Defendants' parent company (by which they are indirectly wholly-owned) increased from $1.33 billion in 1999 to $2.21 billion in 2005. ¶33. Under *Hunt*, these allegations support Plaintiffs' § 36(b) claim.

Defendants incorrectly argue that Plaintiffs' allegations of profitability must be limited to the Funds at issue in this case. D. Br. at 10. This Court and others, however, have held that, at the pleading stage, allegations need not be made on behalf of each fund to adequately plead the profitability factor. *See Hunt*, 2006 U.S. Dist. LEXIS 40944, at *15 (allegations of increasing fund assets under management and fees strengthen showing of disproportionality of fees charged to services rendered); *Krantz v. Fidelity Mgmt. & Res., Co.*, 98 F. Supp. 2d at 159 (allegations regarding the total revenue of the investment adviser "weigh[] in favor of the disproportionality under *Gartenberg*").[12]

D. Comparing the Funds' Fees to Their Peers Supports That Defendants Charged Excessive Fees

When comparing fee structures, courts will consider the extent to which funds have high expense ratios relative to their peers. *See, e.g., Krinsk v. Fund Asset Mgmt., Inc.*, 715 F. Supp. 472, 497 (S.D.N.Y. 1988) (considering the fund's expense ratio relative to its peers as part of § 36(b) analysis), *aff'd*, 875 F.2d 404, 412 (2d Cir. 1989). The TAC provides numerous examples to demonstrate that fees for essentially the same services that were paid by similar funds not affiliated with Defendants were substantially less. *See, e.g.*, ¶¶40, 47, 59-60.[13] The TAC alleges statistically that the Funds at issue have been significantly overcharged when compared to

[12] Moreover, further information regarding the profitability of each Fund to Defendants is not publicly disclosed and is within Defendants' sole control; AMVESCAP's annual financials only report limited profit and loss information on its asset management as a whole.

[13] For example, the AIM Leisure Fund charged 95 basis points more in fees than charged by a value-weighted average of all funds with the same strategic objective in 2003. ¶60.

comparable funds by as much as 106 basis points. ¶60. The TAC also alleges that Defendants charged 12b-1 fees that were significantly higher than those charged to comparable Funds, by as much as 50 basis points, allegations which Defendants do not dispute. ¶96. Such allegations plead a claim under § 36(b). *See Wells Fargo*, 2006 U.S. Dist. LEXIS 60858 at *57-58.[14]

Defendants attempt to analogize Plaintiffs' statistical analysis to the bald comparison to an industry average found lacking in *Amron*. D. Br. at 13-14. *Amron*, however, held that a complaint that only compares a fund's fee to the "industry mean" without alleging where the fees fall on a distribution of fees is insufficient. 464 F.3d at 344-45. Here, by contrast, Plaintiffs demonstrate that each Fund at issue has been significantly overcharged by calculating the basis points by which each Fund's fees exceed a benchmark comprised of fees paid by funds with an identical strategic objective. ¶60. Such allegations plead a claim under § 36(b). *See Wells Fargo*, 2006 U.S. Dist. LEXIS 60858, at *57-58.[15]

Defendants insist, without any supporting authority, that Plaintiffs must satisfy what ***Defendants*** believe are the proper methods for comparing fees. D. Br. at 14-15. For example, Defendants complain that Plaintiffs compare their fees against a benchmark of funds instead of on a fund-by-fund basis and that Plaintiffs' comparison is not for specific fees received by specific Defendants. *Id.* However, courts have specifically upheld the comparison to a benchmark for pleading comparative fees structures. *See Wells Fargo*, 2006 U.S. Dist. LEXIS 60858, at *57-58. Defendants also argue that Plaintiffs' benchmark comparisons do not show that any fund

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[14] This analysis is supplemented with reference to industry analysts who noted, for example, that the AIM Large Cap Growth Fund has a much higher expense ratio than that of the average large-growth fund that charges a front-end sales fee. ¶60. Plaintiffs also allege that the AIM Large Cap Growth Fund charged 106 basis points more in fees than charged by a value-weighted average of all funds with the same strategic objective in 2003. *Id.*

[15] Defendants also cite to the inapposite *Morgan Stanley* decision. D. Br. at 14. In *Morgan Stanley*, however, the court held that "Plaintiffs' most specific pleading [in the entire complaint] is that the ***average*** expense ratio of the Morgan Stanley funds was almost 50% higher than the average expense ratio for non-Morgan Stanley funds." 2006 U.S. Dist. LEXIS 20758 at *46-47. By contrast, Plaintiffs in this case have alleged comparisons of the individual Funds' expense ratios to the benchmarks of comparable funds.

"performing better than a comparable AIM Fund" paid lower fees or that any AIM Fund "performed worse" than comparable funds. D. Br. at 14. Defendants appear to confuse the issue of comparing the Funds' performance to similar funds (as described in ¶57) with the issue of comparing the Funds' fee structures to similar funds. As courts have held, a comparison of fee structures for *Gartenberg* purposes need only involve a comparison of the funds' expense ratio. *See Krinsk*, 715 F. Supp. at 497 (considering only the fund's expense ratio relative to its peers as part of the comparative fee analysis); *see also Wells Fargo*, 2006 U.S. Dist. LEXIS 60858 at *57-58 (same).[16] Defendants are free to assert their own analysis on summary judgment or at trial, but they are not entitled to a factual ruling in their own favor here. *See Hunt*, 2006 U.S. Dist. LEXIS 40944, at *22 (explaining that "it would be inappropriate for the Court to examine such an attack on the accuracy of Plaintiffs' allegations and methodology at [the motion to dismiss] stage, and the Court declines to do so.").

Defendants attempt to analogize this case to *In re AllianceBernstein Mut. Funds Excessive Fee Litig.*, No. 04-cv-4885, 2006 U.S. Dist. LEXIS 939 (S.D.N.Y. Jan. 11, 2006), in which the court dismissed a § 36(b) claim which did not cover the entire "look back" period. D. Br. at 15-16. *Alliance* is inapposite. In *Alliance*, the plaintiffs had only made one allegation regarding the economies of scale not passed to one fund whereas here, Plaintiffs have made numerous allegations under each of the *Gartenberg* factors for the Funds at issue as described herein. Moreover, in *Alliance*, the court ruled that the plaintiffs' economies of scale allegations were insufficient as to the entire relevant period defined by the court as June 2003 to June 2004 because

[16] Defendants note that the AIM Financial Services Fund was not included in Plaintiffs' charts comparing the Funds' expense ratios to comparable funds. D. Br. at 15. However, Plaintiffs have included numerous other sufficient allegations which pertain to this Fund, including that it underperformed as compared to similar funds (¶57) and that Defendants failed to pass to investors economies of scale (¶45). Defendants also note that the chart at ¶47 of Plaintiffs' complaint does not address the AIM Constellation Fund. D. Br. at 15. This Fund is included, however, in Plaintiffs' comparison of fees in ¶60, so Plaintiffs adequately plead the "comparative fee structures" *Gartenberg* factor for this Fund.

the plaintiffs had limited their economies of scale allegations to their "class period," which ended in November 2003 (thereby encompassing only four months of the relevant year). This reasoning is unpersuasive and contrary to the language of § 36(b) and should not be followed. The fact that a plaintiff cannot start to recover damages before one year prior to the initial filing of the § 36(b) claim does not mean that a plaintiff cannot prove at trial excessive fees for some period less than that year. Under § 36(b)(3), a plaintiff can recover actual damages for any excessive fees proven at trial, including for any period from one year prior to the initiation of the § 36(b) claim through judgment. *See, e.g., Forsythe v. Sun Life Fin., Inc.*, Civil Action No. 04-10584-GAO, 2007 U.S. Dist. LEXIS 12307 (D. Mass. Feb. 22, 2007); *Vaughn v. Putnam Inv. Mgmt, LLP*, No. 04-10988, 2007 U.S. Dist. LEXIS 12303 (D. Mass. Feb. 22, 2007). Here, Plaintiffs' allege that Defendants charged and received excessive fees during the relevant time frame of July 1, 2003 to July 1, 2004 and to the present (*see, e.g.*, ¶ 1), and the charts showing comparative fee structures during 2003 are illustrative. At trial, plaintiffs will be able to recover damages for those fees they can prove were excessive during that period.

E. Plaintiffs Adequately Plead That Defendants Received "Fall-Out Benefits" Which Contributed to the Excessiveness of Their Fees

Defendants argue that Plaintiffs have not pled that Defendants received any "fall-out benefits" because: (1) fall-out benefits must arise from non-Fund business; and (2) Defendants are not obligated to reduce their fees to reflect fall-out benefits. D. Br. at 11. Defendants' arguments mischaracterize the nature of fall-out benefits and their role in the § 36(b) analysis as explained by this Court in *Hunt*, 2006 U.S. Dist. LEXIS 40944, at *15-16.

As Defendants themselves concede, courts have acknowledged that fall-out benefits are a factor to be considered when evaluating a § 36(b) claim and thus Plaintiffs need not plead that Defendants are "obligated" to reduce their fees to reflect fall-out benefits. D. Br. at 11. Moreover, contrary to Defendants' argument, fall-out benefits are not limited to benefits received from non-fund business. Instead, the concept of fall-out benefits is a flexible one that has been defined as benefits other than the advisory fees that flow to the adviser and its affiliates ***as a result of the adviser's relationship to the fund***. *See, e.g., Benak v. Alliance Capital Mgmt.*, Civil Action No.:01-5734, 2004 U.S. Dist. LEXIS 12231, at *20 (D.N.J. Feb. 4, 2004).

The concept of "fall-out benefits" thus encompasses the myriad ways an adviser and its affiliates can use their relationship with the funds to benefit themselves. Plaintiffs' allegations regarding Defendants' revenue sharing, directed brokerage and soft dollar practices clearly fall within this definition because they give the adviser and their affiliates the benefit of not having to use their own assets to pay for these arrangements. *See* ¶¶63-79 (revenue sharing); ¶¶80-84 (directed brokerage); ¶¶85-90 (soft dollars). Several courts, including this Court, have upheld fall-out benefits allegations based on similar soft dollar and/or directed brokerage practices. *See, e.g., Hunt*, 2006 U.S. Dist. LEXIS 40944, at *15; *see also In re American Mut. Funds Fee Litig.*, Case No. CV-04-5593, 2007 U.S. Dist. LEXIS 8276, at *25 (Jan. 18, 2007) ("*American II*"); *Wells Fargo*, 2006 U.S. Dist. LEXIS 60858, at *50-53; *Gallus*, 370 F. Supp. 2d at 866-67; *Forsythe*, 417 F. Supp. at 116; *Wicks*, 2005 U.S. Dist. LEXIS 4892, at *3, 12.[17]

[17] Defendants argue that their participation in revenue sharing programs does not fall under § 36(b) because they made payments to broker-dealers under such programs. D. Br. at 18-19. This ignores the allegations of this complaint and the realities of Defendants' revenue sharing agreements. Plaintiffs allege that Defendants did, in fact, charge and receive excessive fees by inflating their fees to finance their agreements to pay brokers and thereby place the expenses of revenue sharing on the funds and investors when, in fact, Defendants should be bearing such expenses. ¶¶63-69. The recently decided *Bellikoff v. Eaton Vance Corp.*, Docket No. 05-6957-CV, 2007 U.S. App. LEXIS 5951, at *14 (2d Cir. Mar. 15, 2007) does not alter this conclusion. The complaint in *Eaton Vance* did not include the same type of allegations as in this case regarding the Defendants ***receiving*** excessive fees to finance their revenue sharing programs and did not include any of the statistical analysis of the excessiveness of Defendants' fees that Plaintiffs allege here. Moreover, the District Court had held, and the Second Circuit affirmed, that the plaintiffs' allegations of improper fees paid to brokers was not actionable under §36(b), which requires allegations of excessive fees received by advisers, distributors or their affiliates. 2007 U.S. App. LEXIS 5951, at *14. Here, by contrast, the basis for Plaintiffs' § 36(b) claim is the excessiveness of the fees Defendants received, not the impropriety of the fees paid to brokers.

F. The Directors' Failure to Independently and Conscientiously Perform Their Duties Supports Plaintiffs' § 36(b) Claim

Defendants claim that Plaintiffs' allegations with respect to the Directors are insufficient because they only allege that: (1) the same directors served on the boards of all of the AIM funds and nine other companies; (2) only one director had experience managing a mutual fund outside of AIM or INVESCO; and (3) three Directors served as directors for other funds. D. Br. at 17. While it is true that Plaintiffs make these allegations, these are by no means the only allegations Plaintiffs make regarding the Directors. To the contrary, Plaintiffs also allege specific facts indicating that: (1) all of the Funds in the AIM complex share the same Board of Directors, which means that each Director sits on the Board of over 100 AIM Funds (¶115), despite the fact that Defendants have acknowledged that the Directors owe a duty to evaluate each Funds' fees separately (which they failed to do) (¶112-113); (2) Morningstar has also found that the Defendants' Directors sit on too many boards to "give proper care and attention to each individual fund" (¶116); (4) studies have shown that the number of mutual funds a Director oversees is positively correlated with a higher expense ratio (*Id.* n. 18); and (5) the fact that the Directors are not examining each Fund separately is most evident in the fact that most of the Funds have not had breakpoints applicable to all of their assets since prior to 2000. ¶118.[18]

Krantz, 98 F. Supp. 2d at 150, acknowledged this pleading approach. Although *Krantz* held that the plaintiff's allegation that the trustees had served on multiple fund boards in the fund complex did not alone establish that the trustees were not "independent," the court stated that "it may support an inference of a lack of conscientiousness (*Gartenberg* factor 6) by the directors in

[18] Plaintiffs also allege that the Directors: (1) failed to reduce Defendants' fees despite knowing that Defendants should have borne their revenue sharing and directed brokerage payments as their own out-of-pocket expenses (¶¶105-106); (2) failed to ensure that any economies of scale realized from the increase in the Funds' assets were shared with the Funds (¶¶105, 107, 110, 122); and (3) failed to include in a 12b-1 plan the directed brokerage (fund commissions) that had been used to pay for distribution of Fund shares. ¶109. All of these facts support a finding of a lack of independence and conscientiousness of the Board, which further demonstrates excessive fees.

reviewing the fees paid by each of the funds." *Krantz*, 98 F. Supp. 2d at 158. This Court upheld a § 36(b) claim which included similar allegations of the trustees' lack of conscientiousness. *See Hunt*, 2006 U.S. Dist. LEXIS 40944, at *15. Here, Plaintiffs have made similar allegations as those in *Hunt* and have also alleged additional specific facts concerning the Directors' lack of conscientiousness, as described above.

III. SINCE PLAINTIFFS' "ACTION," INCLUDING THEIR § 36(b) CLAIM, WAS INSTITUTED ON JULY 1, 2004, THE SECTION 36(b) DAMAGES PERIOD BEGINS ONE YEAR PRIOR THERETO AS ALLEGED IN THE TAC

Defendants present a two-pronged argument regarding their interpretation of the relevant damages period for § 36(b). The first prong is that since the core facts of Plaintiffs' TAC are different from the core facts of Plaintiffs' SAC, the TAC does not "relate back" to the SAC under Rule 15(c). D. Br. at 5. Defendants' argument misses the point. Whether or not the relation back provision applies to Plaintiffs' claims does not affect Plaintiffs' § 36(b) damages period, which is set by the statute itself. The clear language of § 36(b) provides that "[n]o award of damages shall be recoverable for any period prior to one year before ***the action was instituted***." 15 U.S.C. § 80a-35(b)(3) (emphasis added). When the language of the statute is unambiguous, as is the case with § 36(b), courts need look no further than the statute itself to glean its meaning. *See, e.g., Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429, 435 (2d Cir. 2002). Since Plaintiffs instituted this action containing a §36(b) claim on July 1, 2004, their damages period begins July 1, 2003. *American II* upheld this interpretation of the statutory language in an identical situation. In *American II*, the defendants argued (as do Defendants here) that the action began when the plaintiffs filed their second amended complaint so that the damages period had to begin from this date. The court rejected this argument, explaining that the court must calculate the beginning of the § 36(b) damages period from the date the "action" (*i.e.*, the § 36(b) claim, even if defective) was instituted:

> an 'action' means a lawsuit...and the institution of an action means the filing of a lawsuit. Thus, on its face, the statute indicates that, so long as a plaintiff has filed suit under that statute, even if it is defective and must be revised or amended, a Section 36(b) action has been instituted.

American II, 2007 U.S. Dist. LEXIS 8276, at *17 (citations omitted). Thus, since the plain language of the statute and not the principle of relation back applies here, Plaintiffs' damages period begins on July 1, 2003.

Moreover, even if the relation back doctrine were applied to Plaintiffs' claim (which it should not be), it would be satisfied. Rule 15(c)(2) provides that "[a]n amendment of a pleading relates back to the date of the original pleading when... the claim or defense asserted in the amended pleading arose out of the conduct, transaction or occurrence set forth or attempted to be set forth in the original pleading." To this end, "if a plaintiff seeks.. to state a new legal theory of relief, or amplify the facts alleged in the prior complaint, then relation back is allowed." *FDIC v. Conner*, 20 F.3d 1376, 1386 (5th Cir. 1994).

The core facts of the § 36(b) claim in this action have been the same in all of the complaints filed in this action, including that Defendants received excessive fees by, *inter alia*: (1) using fund assets to finance their revenue sharing obligations (*e.g.* OC ¶¶2-4, 49-53, 61(a), 64(a); CAC ¶¶3-7, 62, 76, 84-87, 114(a), 133, 135, 140; SAC ¶¶3, 7, 75, 91, 92, 117, 172(d), 174(f), 176(f), 180(d), 214(b), 229; TAC ¶¶63-79); (2) failing to pass economies of scale to the Funds (*e.g.*, OC ¶¶4, 61(3), 64(e); CAC ¶¶5, 114(e), 125(e); SAC ¶¶3,4, 77, 78, 80, 83-86, 88, 172(g), 174(h), 176(h), 180(g), 214(e), 229; TAC ¶¶35-56); (3) the Directors' failure to fulfill their duties. OC ¶¶4,41, 46, 64(g); CAC ¶¶9, 95-98, 115, 125(g), 141; SAC ¶¶8, 123, 172(h), 174(i), 176(i), 180(h), 191, 199-203, 214(g), 230; TAC ¶¶98-124).

The TAC simply amplified the facts surrounding the same conduct, transactions and occurrences that existed in prior complaints by including the same core facts as described above and facts regarding additional *Gartenberg* factors. *See, e.g.*, TAC ¶¶30, Ex. A, 32-34

(Defendants' profits); ¶¶57-58 (nature and quality of Defendants' services); ¶¶47, 59-62 (comparison of fees charged to fees of comparable funds).[19] Thus, since all of Plaintiffs' complaints are based on the same transactions or occurrences, giving Defendants fair notice of the general fact situation and legal theory upon which Plaintiffs based their TAC, the "relation back" inquiry under Rule 15(c)(2) is satisfied. As such, the relevant damages period begins on July 1, 2003.[20]

The second prong of Defendants' argument is that this Court should dismiss Plaintiffs' § 36(b) claim for not pleading facts within ***Defendants'*** version of the § 36(b) damages period. To even consider the second prong of Defendants' argument, however, this Court must first accept Defendants' argument that the § 36(b) damages period should begin one year from the date of the filing of the TAC (*i.e.*, December 7, 2005), an interpretation which conflicts with the clear language of § 36(b) and recent case law. As demonstrated above, the Court should not do so.[21]

IV. THE FACT THAT THE STATE CLAIMS IN THE SAC WERE HELD PREEMPTED BY SLUSA DOES NOT REQUIRE DISMISSAL OF NON-PREEMPTED PROPERLY FILED FEDERAL CLAIMS

Defendants assert that when a complaint includes any claim held to be preempted by SLUSA, all other claims, including valid federal statutory claims clearly outside of the scope of

[19] *Mayle v. Felix*, 545 U.S. 644 (2005), upon which Defendants rely (D. Br. at 5), is inapposite because it concerns whether an amended habeas corpus petition related back to the original habeas petition when the latter added new claims. No new claims are being added by the TAC. Neither of the other cases Defendants cite applies here. D. Br. at 5. In *SEC v. Seaboard Corp.*, 677 F. 2d 1301 (9th Cir. 1982), the court found that the core facts of the original and amended complaints were not the same because the amended complaint alleged a different legal claim, while in this action all complaints have alleged a § 36(b) claim. In *Morgan Distrib. Co. v. Unidynamic Corp.*, 868 F. 2d. 992 (8th Cir. 1989), the amended complaint involved a different breach of contract occurring in a different year from the original complaint while, in this case, Plaintiffs are simply amplifying the facts concerning the same § 36(b) claim with the same damages period.

[20] Defendants erroneously argue that the claims in the SAC and TAC have "material factual differences" because there are different time periods for the wrongful conduct in the two complaints. D. Br. at 5 n.4. Since the SAC had included class claims, it included a "class period" that did not govern the § 36(b) damages period, which is set by statute. *See Forsythe*, 417 F. Supp. 2d. at 100 (holding that §36(b) damages period began one year prior to filing of original complaint even though amended complaint included class period different from the § 36(b) damages period).

[21] Even if this Court chose to do so, Plaintiffs have included sufficient allegations regarding this time period to plead a § 36(b) claim. *See, e.g.*, ¶¶33, 41, 44, 45, 56, 60, 62, 111, 115, 116,121.

SLUSA preemption, also must be dismissed without leave to amend. Defendants rely on *In re Lord Abbett Mut. Funds Fee Litig.*, No. 04-CV-0559, 2006 U.S. Dist. LEXIS 87408 (D.N.J. Dec. 4, 2006), *appeal docketed* No. 07-1112, and a few cases which rely on its faulty reasoning. However, since *Lord Abbett* was decided, other courts have squarely rejected Defendants' erroneous argument including, most importantly, the United States Supreme Court.[22]

In *Jones v. Bock*, 127 S.Ct. 910 (2007), the Supreme Court recently rejected the very same argument Defendants make in this case. Although *Jones* did not involve dismissal of claims under SLUSA, it dealt with an analogous issue of statutory interpretation. *Jones* involved the Prison Litigation Reform Act of 1995 ("PLRA"), which requires prisoners to exhaust prison grievance procedures before filing a lawsuit. The Supreme Court held that the PLRA did not require dismissal of the entire action when the plaintiff failed to exhaust grievance procedures for some, but not all, of the claims alleged in the complaint. The Supreme Court acknowledged that "Section 1997e(a) of the PLRA provides that 'no action shall be brought' unless administrative procedures are exhausted"[23] but rejected Respondents' argument that Congress would have used the word "claim" rather than "action" if it had intended courts to dismiss only unexhausted claims, explaining:

> This statutory phrasing -- "no action shall be brought" -- is boilerplate language. There are many instances in the Federal Code where similar language is used, but such language has not been thought to lead to the dismissal of an entire action if a single claim fails to meet the pertinent standards. Statutes of limitations, for example, are often introduced by a variant of the phrase "no action shall be brought," *see, e.g., Beach v. Ocwen Fed. Bank*, 523 U.S. 410, 416, 118 S. Ct. 1408,

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[22] Judge Martini, who decided *Lord Abbett*, recently ruled the same way in *In re Franklin Mutual Funds Fee Litigation*, 04-CV-982 (WJM), 2007 U.S. Dist. LEXIS 17353 (D.N.J. Mar. 13, 2007). *Franklin* also held that the plaintiffs' § 36(b) claim was "instituted" not with its initial filing but with a later amendment. As noted *supra*, other courts have rejected that erroneous ruling. *See, e.g., American II*, 2007 U.S. Dist. LEXIS 8276, at *17.

[23] Similarly, SLUSA provides that "[n]o covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any party alleging . . . a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security." 15 U.S.C. § 78bb(f)(1). This language is indistinguishable from the language of the PLRA at issue in *Jones*.

> 140 L. Ed. 2d 566 (1998); 18 U.S.C. § 1030(g) (2000 ed., Supp. IV), but we have never heard of an entire complaint being thrown out simply because one of several discrete claims was barred by the statute of limitations, and it is hard to imagine what purpose such a rule would serve.

Jones, 127 S. Ct. at 923-924. The Supreme Court further held:

> As a general matter, if a complaint contains both good and bad claims, the court proceeds with the good and leaves the bad. "Only the bad claims are dismissed; the complaint as a whole is not. If Congress meant to depart from this norm, we would expect some indication of that, and we find none." *Robinson v. Page*, 170 F.3d 747, 748-749 (CA7 1999) (considering § 1997e(e)).

Id. at 924. Thus, the Supreme Court has rejected the argument Defendants make here.

The Second Circuit adopted the same approach, even prior to the Supreme Court ruling in *Jones*. *See Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25 (2d Cir. 2005)("*Dabit I*"), *vacated on other grounds*, *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S. Ct. 1503 (2006) ("*Dabit II*"). In *Dabit I*, the Second Circuit had held that one set of the plaintiff's state law claims was preempted by SLUSA, while another set of state law claims was not. 395 F. 3d at 61-62. Addressing the precise argument that Defendants make in this case, the Second Circuit stated that SLUSA:

> might be read to suggest that where a single complaint contains claims that include allegations triggering preemption and other claims that do not, SLUSA prohibits maintenance of the entire action. On this reading, SLUSA would effectively preempt any state law claim conjoined in a given case with a securities fraud claim, whatever its nature. . . ***As we have already noted, SLUSA's language and legislative history indicate no intent to preempt categories of state action that do not represent "federal flight" litigation.***

Id. at 47 (emphasis added). The Supreme Court granted *certiorari* in *Dabit I*, but the claim that *Dabit I* had held was not preempted by SLUSA was not subject to review so the Court expressly refused to address the Second Circuit's decision to allow the non-preempted claims to proceed. *Id.* at 1508 n.3. Moreover, *Dabit II* actually contradicts Defendants' argument by describing SLUSA preemption as applying to specific ***claims***, not entire actions. *See id.* at 1514 ("SLUSA pre-empts state-law holder class action ***claims*** of the kind alleged in Dabit's complaint.") (emphasis added).

Recently, even before the Supreme Court so ruled, *American II* followed the reasoning of the Second Circuit in *Dabit I* and rejected Defendants' argument in analogous circumstances. As here, the court had initially dismissed state law claims as preempted by SLUSA, dismissed the plaintiffs' claim under § 36(b) on the ground that the claim had to be pled as a derivative claim, and granted leave to replead. *In re American Funds Fees Litig.*, Case No. CV 04-5543-GAF(RNBx), 2005 U.S. Dist. LEXIS 41884, at *14-15, 24-27 (C.D. Cal. Dec. 16, 2005) ("*American I*"). When the claim was repled as a derivative claim, the defendants moved to dismiss, arguing that because some claims previously included in the complaint were preempted by SLUSA, leave to replead was improper and the federal claim under § 36(b) should be dismissed. Rejecting the defendants' argument, the court stated that "[n]othing in SLUSA's purpose suggests that, by precluding plaintiffs from bringing securities class actions under state law, Congress also meant to bar, limit, or otherwise place barriers to the pursuit of legitimate claims brought under federal law." *American II*, 2007 U.S. Dist. LEXIS 8276, at *21. The court further rejected the same argument Defendants make in this case: that the use of the word "action" in SLUSA somehow compels dismissal of valid federal claims properly filed in federal court without leave to replead:

> [A] plaintiff's pursuit of claims under federal statutes enacted by Congress would not frustrate or undermine the reform objectives of the Congressional mandate reflected in the PSLRA. Thus, SLUSA precludes only "covered class actions based upon the statutory or common law of any state" and precludes plaintiffs from bringing such actions; the language does not refer to an action "any part of which" is based on state law. Given the statutory purpose – which is to eliminate certain state, but not federal, securities cases – the words "covered class action" should be read to include lawsuits, or those portions of lawsuits, that assert the claims Congress meant to eliminate. Any other reading is counterintuitive.

Id. at *21-22. Shortly after the ruling in *American II*, the Supreme Court issued its ruling in *Jones* confirming the propriety of *American II* and putting to rest any possibility that Defendants' argument has any merit. As such, in *American II*, as here, the court properly granted plaintiffs leave to amend their federal § 36(b) claim when dismissing the state law claims it held were pre-empted by SLUSA.[24]

The only cases that Defendants cite conflict with the Supreme Court's subsequent decision in *Jones* and are no longer good law. In *Lord Abbett*, the court held that a valid federal claim must be dismissed with prejudice simply because it appears in a complaint with a preempted state claim. 2006 U.S. Dist. LEXIS 87408. This result was not supported either by the language and purpose of SLUSA or the cases upon which *Lord Abbett* relied. The plain language of SLUSA only serves to preempt state law, not federal claims (such as § 36(b)). Courts have uniformly acknowledged that Congress passed SLUSA to preempt actions that are filed under state law to evade the PSLRA's heightened pleading standards. *See, e.g., Newby v. Enron Corp.*, 338 F.3d 467, 471 (5th Cir. 2003); *Spielman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 332 F.3d 116, 122-23 (2d Cir. 2003). Thus, the clear language and legislative history of SLUSA provide no ground for the

[24] Other courts have also routinely declined to dismiss other claims in the same complaint that fall outside of the scope of SLUSA and/or granted leave to amend other claims. *See Cape Ann Investors LLC v. LePone*, 296 F. Supp. 2d 4, 13 (D. Mass. 2003) (agreeing with the "uniform approach taken by the courts in segregating claims that are preempted by SLUSA from pure state law claims that are not, thus rejecting [the] argument that SLUSA applies to 'actions' and not to claims"); *see also Falkowski v. Imation Corp.*, 309 F.3d 1123, 1131-32 (9th Cir. 2002); *Xpedior Creditor Trust v. Credit Suisse First Boston Inc.*, 399 F. Supp. 2d 375, 383 n.40 (S.D.N.Y. 2005); *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845, 868, 872 (D. Md. 2005) (dismissing state claims under SLUSA and upholding § 36(b) claim); *Ray v. Citigroup Global Mkts., Inc.*, 03-CV-3157, 2003 U.S. Dist. LEXIS 20966, at *1 (N.D. Ill. Nov. 20, 2003); *Gavin v. AT&T Corp.*, 01-CV-2721, 2003 U.S. Dist. LEXIS 21552 (N.D. Ill. Nov. 26, 2003); *Fietelberg v. Merrill Lynch & Co.*, 234 F. Supp. 2d 1043 (N.D. Cal. 2002), *aff'd*, 353 F.3d 765 (9th Cir. 2003); *Kenneth Rothschild Trust v. Morgan Stanley Dean Witter*, 199 F. Supp. 2d 993, 1004 (C.D. Cal. 2002) (dismissing state law claims under SLUSA and granting leave to amend federal claims); *Hines v. ESC Strategic Funds, Inc.*, Cas No. 3:99-0530, 1999 U.S. Dist. LEXIS 15790 (D. Tenn. Sept. 17, 1999). This trend has continued subsequent to the Supreme Court's decision in *Dabit II*. *See, e.g., W.R. Huff Asset Mgmt. Co. v. Kohlberg, Kravis, Roberts*, No. 06-11861, 2006 U.S. App. LEXIS 30444 (11th Cir. Dec. 11, 2006); *Boyce v. AIM Mgmt. Group, Inc.*, No. H-04-2587, 2006 U.S. Dist. LEXIS 71062, at *15, 22-24 (S.D. Tex. Sept. 29, 2006) (dismissing state claims under SLUSA and § 36(b) claim with leave to replead § 36(b) as a derivative claim); *In re Hollinger Int'l, Inc. Sec. Litig.*, No. 04C-0834, 2006 U.S. Dist. LEXIS 47173, at *54-57, 71 (N.D. Ill. June 28, 2006); *Rubke v. Capitol Bancorp*, No. C 05-4800 PJH, 2006 U.S. Dist. LEXIS 43745, at *53-54 (N.D. Cal. June 16, 2006) (dismissing certain claims under SLUSA and other federal securities claims with leave to replead).

Lord Abbett court's erroneous belief that Congress intended to require dismissal of valid federal statutory claims properly filed in federal court that are pled in complaints that also contain preempted state law claims.

Moreover, not one of the cases on which Judge Martini relied in *Lord Abbett* required the dismissal with prejudice of a valid federal claim. *See, e.g., Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294, 296-98 (3d Cir. 2005) (complaint based solely on state law claims dismissed ***without*** prejudice); *LaSala v. Bordier Et Cie.*, 425 F. Supp. 2d 575, 588-589 (D.N.J. 2006) (dismissal of state law and Swiss law claims that threatened to circumvent PSLRA requirements). In *Rowinski*, an entirely state law action that was removed under SLUSA, the Third Circuit stated:

> [W]e question whether preemption of certain counts and remand of others is consistent with the plain meaning of SLUSA. The statute does not preempt particular "claims" or "counts" but rather preempts "actions," 15 U.S.C. § 78bb(f)(1), suggesting that if any claims alleged in a covered class action are preempted, the entire action must be dismissed.

Id. at 305. However, the Third Circuit confirmed that this language was dicta by explaining that "we need not decide whether a count-by-count analysis is appropriate in this case" and upheld the dismissal on other grounds. *Id. Lord Abbett* also relied on similar dicta in *LaSala*, 425 F. Supp. 2d at 588-589. In *LaSala*, however, the court acknowledged it would not base its holding on the *Rowinski* dicta because "*Rowinski* [had not rested] its holding on its observation that SLUSA preempts actions as opposed to claims." *Id.* at 589. *Lord Abbett* further based its holding on an erroneous interpretation of *Dabit II*. When the Supreme Court in *Dabit II* discussed the perils of subjecting SLUSA preemption to a "narrow reading," it was explaining why SLUSA's "in connection with" language needed to be interpreted broadly to encompass certain state law holder claims and does not suggest that SLUSA should ever require the dismissal of a federal statutory claim. 126 S. Ct. at 1510. In fact, the more recent *Jones* case belies this erroneous conclusion.[25] Thus, this Court should follow the Supreme Court's ruling in *Jones*, *American II*, and the numerous other cases cited herein and hold that Plaintiffs' non-preempted valid § 36(b) federal claim properly filed in federal court should not be dismissed under SLUSA.

CONCLUSION

Defendants' motion to dismiss should be denied in its entirety.[26]

Dated: March 22, 2007

Respectfully submitted,
SUSMAN GODFREY L.L.P.

/s/ Carolyn P. Courville
Carolyn P. Courville
Texas State Bar No. 24007042
S. D. Admissions No. 22958
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
E-mail: ssusman@susmangodfrey.com

Attorney-In-Charge for Plaintiffs

[25] The remaining cases Defendants cite (D. Br. at 3) should not be followed because not only did they blindly follow the faulty reasoning of *Lord Abbett* and were decided before *Jones* but, unlike *American II*, neither of these cases addressed the dismissal of federal claims in the same context as this case. In *Siepel v. Bank of Am., N.A.*, Civil No. 05-2393, 2006 U.S. Dist. LEXIS 93602 (E.D. Mo. Dec. 27, 2006), before the court addressed SLUSA preemption, it had already decided to dismiss the plaintiffs' federal claims based on their merits and plaintiffs' failure to address defendants' arguments in favor of dismissal. *Id.* at *22-23 n.8. In *Superior Partners v. Chang*, Civil Action H-06-cv-3966, 2007 U.S. Dist. LEXIS 1457 (S.D. Tx. Jan. 8, 2007), the plaintiffs had only made ***state law*** claims so the court never addressed whether ***federal*** claims should be dismissed simply because they appear in the same complaint as preempted state claims. *Id.* at *2-3. Moreover, in *Superior Partners*, the court applied SLUSA's so-called "Delaware carve-out" exception, which requires certain qualifying state actions to be remanded in their entirety. This action, however, does not fall within the "carve-out" exception.

[26] If this Court grants Defendants' motion, Plaintiffs respectfully request leave to replead. *See, e.g., Ordaz v. Eldorado Venture, Inc.*, Civil Action No. H-06-1999, 2006 U.S. Dist. LEXIS 80127, at *4-5 (S.D. Tex. Nov. 2, 2006).

MILBERG WEISS & BERSHAD LLP
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Janine L. Pollack (admitted *pro hac vice*)
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New York, New York 10119-0165
Telephone (212) 594-5300
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Lead Counsel for Plaintiffs

***Of Counsel*:**

SUSMAN GODFREY L.L.P.
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
E-mail: ccourvil@susmangodfrey.com

SCHIFFRIN BARROWAY TOPAZ & KESSLER LLP
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Richard A. Maniskas
280 King of Prussia Road
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(610) 667-7706

STULL, STULL & BRODY
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Mark Levine
Aaron Brody
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Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss
Richard Acocelli
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Telephone (212) 682-3025
Facsimile (212) 682-3010

BROWER PIVEN, A PROFESSIONAL CORPORATION
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
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401 East Pratt Street
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(410) 332-0030

HOEFFNER & BILEK
Thomas E. Bilek
(TX State Bar No. 02313525)
440 Louisiana, Suite 720
Houston, Texas 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

CERTIFICATE OF SERVICE

I hereby certify that on March 22, 2007, I electronically transmitted the attached Plaintiffs' Memorandum of Law in Opposition to Defendants' Motion to Dismiss Plaintiffs' Third Derivative Consolidated Amended Complaint to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3400
Houston, TX 77002
Facsimile (713) 238-4634

Daniel A. Pollack dapollack@pollacklawfirm.com
Martin I. Kaminsky mikaminsky@pollacklawfirm.com;
Edward T. McDermott etmcdermott@pollacklawfirm.com;
Anthony Zaccaria azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903

Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc and INVESCO Distributors, Inc.

I hereby certify that on March 22, 2007, served the attached Plaintiffs' Memorandum of Law in Opposition to Defendants' Motion to Dismiss Plaintiffs' Third Derivative Consolidated Amended Complaint by U.S. mail on the following, who are not registered participants of the ECF System:

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3400
Houston, TX 77002
Facsimile (713) 224-6410

Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

s/ Carolyn P. Courville
Carolyn P. Courville

END